Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

March 2, 2017

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

RE:	Form S-1 for Doers Education Asean, Ltd.

Please find attached herewith for filing Amendment No. 2 to the Form S-1 Registration Statement (the “Registration Statement”) for Doers Education Asean, Ltd. (the “Company”). Please note that the Registration Statement is identical to Amendment No. 1 filed January 25th, 2017 except with the addition of the Exhibit 5 opinion of counsel, inclusion of the amended financials for period ended September 30, 2016, filed as amended February 27, 2017. Also enclosed is the letter requesting acceleration of effectiveness and the letter of acknowledgement to the SEC.

For any questions or concerns, please do feel free to contact either Lee Cassidy, Esq. at (202) 744-2929 or the undersigned at (818) 850-2749. In addition, we request that all electronic copies of comment letters, notification of effectiveness and other correspondence from the Commission be forwarded to Lee Cassidy and me at lwcassidy@aol.com and jkushner@thekushneroffices.com, respectively.

Sincerely,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
Cassidy & Associates